December 15, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jonathan E. Gottlieb

Michael R. Clampitt

Amit Pande

Michael Volley

Re:	On Deck Capital, Inc.

Registration Statement on Form S-1

Registration No. 333-200043

Acceleration Request

Requested Date:              December 16, 2014

Requested Time:             4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), On Deck Capital, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (Registration No. 333-200043) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jeffries at (650) 849-3223.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

Securities and Exchange Commission

December 15, 2014

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

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Sincerely,

ON DECK CAPITAL, INC.

By:	/s/ Noah Breslow
Noah Breslow Chief Executive Officer

cc:	Howard Katzenberg, On Deck Capital, Inc.

Cory Kampfer, On Deck Capital, Inc.

Robert Zuccaro, On Deck Capital, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C.

Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP

Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP

Stephen C. Ashley, Orrick, Herrington & Sutcliffe LLP

[Signature Page to the On Deck Capital, Inc. Acceleration Request]